UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]         Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]           No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]          No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	December 2, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

INVESTOR RELEASE

Nomor : TEL 225/PR110/COP-A0070000/2013

TELKOM HAS NO PLAN TO RELEASE TELKOMSEL’S SHARE

Jakarta, 28 November 2013   –  In relation to a number of media reports about Telkom’s plan to release Telkomsel shares in the capital market, we would like to clarify that up to now we do not have plan to sell Telkomsel’s shares.

As has been stated by the Director of Innovation & Strategic Portfolio of PT Telkom, Indra Utoyo, at the Investor Summit and Capital Market Expo 2013 on Wednesday (11/27/2013), Telkom plans to unlock some of its portfolios’ value, either through an Initial Public Offering (IPO)  or a partnership. Telkom is currently in the process of looking for a strategic partner for its subsidiary engaged in tower business, Mitratel. Telkom team is reviewing several prospective partners, namely tower companies that already go public.

After completing Mitratel’s corporate action, as a second stage, we will spin off some of Telkomsel’s towers. For this action, we need an approval from Singapore Telecom (Singtel), as an owner of 35% of Telkomsel’s shares.

TONY SUWARJO
Acting Vice President Investor Relations
For Further Information:
Investor Relations Unit
PT. Telekomunikasi Indonesia, Tbk.
Phone	: 62-21-5215109
Fax	: 62-21-5220500
e-mail	: investor@telkom.co.id
website	: www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) is the largest telecommunication and network service provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – Telecommunication, Information, Media & Edutainment, and Services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depositary Shares are listed in New York Stock Exchange (NYSE: TLK) and London Stock Exchange (LSE: TKIA).